EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)
(Unaudited)

Six Months Ended June 30, 2016
Earnings:
Income before income taxes	$1,758
Add:
Fixed charges	116
Less:
Income from equity investees	(5)
Capitalized interest	(4)
Income as adjusted	$1,865
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$76
Portion of rents representative of interest factor	36
Capitalized interest	4
Total Fixed Charges	$116
Ratio of earnings to fixed charges	16.1